================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February, 2003
                                         --------


                              SHELL CANADA LIMITED
                -----------------------------------------------
                (Translation of registrant's name into English)


                 400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
                -----------------------------------------------
                    (Address of principal executive offices)


     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                   Form 20-F [ ]              Form 40-F [X]

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes [ ]                           No [X]

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             SHELL CANADA LIMITED
                             ---------------------------------------------------
                             (Registrant)



Date: February 3, 2003       By: "S. STOTVIG"
                                 -----------------------------------------------
                                 (Signature)

                                 S. Stotvig, Vice President & Chief Fin. Officer
                                 -----------------------------------------------
                                 (Name and Title)



                             By: "J.M. COULL"
                                 -----------------------------------------------
                                 (Signature)

                                 J.M. Coull, Assistant Secretary
                                 -----------------------------------------------
                                 (Name and Title)